UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  November 7, 2006                    /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - NOVEMBER 7, 2006

                    NEW 2.4KM LONG COPPER-SILVER SOIL ANOMALY
                 DISCOVERED PARALLEL TO DISCOVERY OUTCROP TREND
                             ON COCHA PROPERTY, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce the discovery a new silver-copper soil anomaly in the southwestern portion of the Cocha property (South Cocha Trend-SCT). The composite SCT anomaly is 2.4km in length and between 400 to 850m in width with soil geochemical values ranging up to 126 ppm copper and 2.2 g/t silver. The new anomaly is parallel to the previously announced 2.2 km Discovery Outcrop trend targeted by the Phase I drill program. (see Figures 1 and 2).

Highlights from the first 5 holes of the 11 hole Phase I program that has recently been completed included 30.23m averaging 2.67% copper and 24.1 g/t silver from DH-06-03 and 18.01m averaging 1.93% copper and 17.2 g/t silver from DH-06-02 (see October 17, 2006 News Release). Results from the remaining 6 holes will be released when available.

Assays from surface rock samples collected within the new SCT anomaly have returned up to 2.80% copper and 105 g/t silver. Three additional copper-silver targets have been identified by surface rock sampling elsewhere on the property with values up to 4.47% copper and 163 g/t silver.

The Cocha property is located 220 km east of Lima, Peru and is 100% owned by Amera. The style of mineralization discovered on the Cocha property is interpreted by Amera as sediment-hosted copper-silver type, comparable to the giant Lubin Deposit (115 billion pounds of copper, 2.3 billion ounces of silver(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (18.3 billion pounds of copper and 800 million ounces of silver(1)) in the Upper Peninsula of Michigan.

Positive results from the preliminary drill program (see October 17, 2006 News Release) combined with the discovery of the new showings and mineralized trend prompted Amera to apply for additional concessions in the Cocha property area. Once the Company had received analytical results from the Phase I drilling program, a Phase II program will be announced.

TECHNICAL SUMMARY:

A total of 51 rock samples were collected during the recently completed surface exploration program on the Cocha property. Results ranged from 3 ppm to 4.47% copper and 0.1 to 163 g/t silver and reveled presence of four new copper-silver targets. Highlights of sample results from the new targets are provided below in Table 1 and their distribution is shown on the accompanying maps (see Figures 1 and 2).

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NEWS RELEASE                                                    NOVEMBER 7, 2006
AMERA RESOURCES CORPORATION                                               PAGE 2
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                                     TABLE 1
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TARGET #     SAMPLE TYPE    SAMPLE LENGTH [M]    CU [PPM]     CU [%]    AG [G/T]
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   1            Chip               0.5            44,700       4.47      163.0
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   2            Chip               0.4            28,000       2.80      105.0
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   2            Chip               0.5             9,700       0.97       51.2
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   3            Chip               2.0            14,700       1.47       14.3
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   3            Chip               2.0            15,300       1.53        6.6
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   3            Chip               2.0            11,100       1.11        5.8
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   3            Chip               4.0             6,750       0.68        5.6
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   3            Chip               0.5            13,800       1.38       16.0
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   3            Chip               2.0             9,200       0.92       11.4
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   4            Chip               1.1            21,500       2.15       97.0
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   4            Chip               1.1            19,600       1.96       59.2
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   4            Chip               1.1             6,440       0.64        8.3
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Targets #1 and #2 represent  vein-hosted  mineralization  related to the contact between Pucara limestone and Mitu sandstone. Target #3 is a breccia zone and occurs on, or close to, the contact between Mitu sandstone and Tarma group limestone. Target #4 is structurally-controlled copper-silver mineralization hosted in Mitu volcaniclastic sandstones.

The newly-discovered SCT soil anomaly in the southwestern part of the Cocha property is located on the contact between Pucara limestone and Mitu sandstone. The SCT is located approximately 1.5km southwest of, and sub-parallel to, the main Discovery Outcrop mineralized trend where a copper-silver soil anomaly extends for over 2.2km in length and is up to 750m wide (see Figures 1 and 2).

A total of 133 soil samples were collected during the recent exploration campaign with values ranging from 2 to 126 ppm copper and from 0.1 to 2.2 g/t silver bringing the total soil samples collected to date on the property to 408. For the entire suite of soil samples collected to date soil geochemical results 2 to 3,230 ppm (0.32%) copper and 0.1 to 4.7 g/t silver. The new SCT is at present 2.4km long, when the two completed soil grids are combined (see Figures 1 and 2), and 400 to 850m wide and is open along strike in both directions. Soil coverage is being extended to cover the extensions to the SCT soil anomaly and to evaluate the areas around the newly discovered bedrock showings.

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this release was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

         "Nikolaos Cacos"
____________________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2006 NUMBER 16


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NEWS RELEASE                                                    NOVEMBER 7, 2006
AMERA RESOURCES CORPORATION                                               PAGE 3
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is a map of the Cocha Project in Peru - Entitled Soil and Rock Geochemistry - Copper Showing 2006 Drilling Highlights, Targets 1 through 4, New 2006 Showings, 2006 Drill Hole Locations HIGHLIGHTING:
               Soil Anomaly >30ppm Cu and Soil Anomaly >100ppm Cu











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NEWS RELEASE                                                    NOVEMBER 7, 2006
AMERA RESOURCES CORPORATION                                               PAGE 4
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is a map of the Cocha Project in Peru - Entitled Soil and Rock Geochemistry - Copper Showing 2006 Drilling Highlights, Targets 1 through 4, New 2006 Showings, 2006 Drill Hole Locations HIGHLIGHTING:
               Soil Anomaly >2 g/t Ag and Soil Anomaly >4 g/t Ag


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